SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 2020

Commission File Number: 001-37925

GDS Holdings Limited

(Registrant’s name)

F4/F5, Building C, Sunland International

No. 999 Zhouhai Road

Pudong, Shanghai 200137

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

We made an announcement dated November 26, 2020, with The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in relation to the end of the stabilization period and the relevant stabilizing actions the Stabilizing Manager undertook in connection with our global offering and listing of ordinary shares on the Hong Kong Stock Exchange. For details, please refer to exhibit 99.1 to this current report on Form 6-K.

EXHIBITS

99.1	Announcement — Stabilizing Actions and End of Stabilization Period

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDS Holdings Limited

Date: November 27, 2020	By:	/s/ William Wei Huang
	Name:	William Wei Huang
	Title:	Chief Executive Officer